UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Chicken Soup for the Soul Entertainment, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

16842Q100

(CUSIP Number)

J. Justin Hill, Senior Vice President, Investor Relations

Sony Corporation of America
25 Madison Avenue, 26th Floor
New York, New York 10010-8601
Telephone: 212-833-6722

Email: ir@sony.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16842Q100	SCHEDULE 13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS Sony Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
	7	SOLE VOTING POWER 4,000,000 (1)
NUMBER OF SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 4,000,000 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.16% (2)(3)
14	TYPE OF REPORTING PERSON CO

(1)	Includes shares of Class A Common Stock, par value $0.0001 (the “Class A Common Stock”) of Chicken Soup for the Soul Entertainment, Inc. (the “Issuer”) issuable upon the exercise of warrants to purchase (i) 800,000 shares of Class A Common Stock at an exercise price of $8.13 per share (the “CSSE Class I Warrants”); (ii) 1,200,000 shares of Issuer Class A Common Stock at an exercise price of $9.67 per share (the “CSSE Class II Warrants”); (iii) 380,000 shares of Class A Common Stock at an exercise price of $11.61 per share (the “CSSE Class III-A Warrants”); and (iv) 1,620,000 shares of Class A Common Stock at an exercise price of $11.61 per share (the “CSSE Class III-B Warrants” and, collectively with the CSSE Class I Warrants, the CSSE Class II Warrants and the CSSE Class III-A Warrants, the “Exercisable Warrants”).

(2)	The calculation is based on the (i) 4,856,946 shares of Class A Common Stock outstanding as of November 12, 2020 as disclosed in the Issuer’s Form 10-Q for the quarter ended September 30, 2020, filed by the Issuer with the Securities and Exchange Commission (“Commission”) on November 12, 2020, and (ii) 4,000,000 shares of Class A Common Stock issuable upon the exercise of the Exercisable Warrants.

(3)

Represents 4.60% of total voting power based on the (i) 4,856,946 shares of Class A Common Stock and 7,813,938 shares of Class B Common Stock, par value $0.0001 (the “Class B Common Stock”) outstanding as of November 12, 2020, as disclosed in the Issuer’s Form 10-Q for the quarter ended September 30, 2020, filed by the Issuer with the Commission on November 12, 2020, and (ii) 4,000,000 shares of Class A Common Stock issuable upon the exercise of the Exercisable Warrants. Total voting power calculation does not include shares of the Issuer’s 9.75% Series A perpetual preferred stock, which is non-voting and non-convertible. Percentage of total voting power represents voting power with respect to all shares of Class A Common Stock and Class B Common Stock, as a single class. The holders of Class B Common Stock are entitled to ten votes per share, and holders of Class A Common Stock are entitled to one vote per share.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Schedule 13D filed by Sony Corporation (“Sony” or the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on May 23, 2019, as subsequently amended by Amendment No. 1 filed on November 4, 2019 and Amendment No. 2 filed on November 24, 2020 (together, the “Schedule 13D”), relating to the Class A Common Stock, par value $0.0001 of the Issuer (the “Class A Common Stock”). All capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

This Amendment No. 3 amends and supplements Item 4 of the Schedule 13D by adding the following:

On December 14, 2020, CPEH provided notice to Crackle Plus and the Issuer that CPEH is exercising the Put Option. As previously disclosed, the Issuer has the option, in its sole discretion, to settle the Put Option by paying CPEH cash, Issuer Preferred Shares or a combination of cash and Issuer Preferred Shares. The Issuer has advised CPEH that it will issue Issuer Preferred Shares for at least a portion of the consideration payable upon settlement of the Put Option. The Issuer is required to inform CPEH of the amounts that will be paid in Issuer Preferred Stock and cash within 15 days of CPEH’s notice that it is exercising the Put Option and to deliver those amounts to CPEH within 30 days of CPEH’s notice that it is exercising the Put Option.

Additionally, on December 14, 2020, CPEH requested the Crackle Reimbursement and Crackle Plus informed CPEH that it did not have sufficient cash available to satisfy the Crackle Reimbursement and, per the terms of the Contribution Agreement, the Issuer would satisfy the Crackle Reimbursement through issuance of 198,956 Issuer Preferred Shares. The Issuer is required to deliver those Issuer Preferred Shares within three business days of December 14, 2020.

Item 5. Interest in Securities of the Issuer.

The disclosure set forth in Item 4 of this Amendment No. 3 is incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure set forth in Item 4 of this Amendment No. 3 is incorporated by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2020

Sony Corporation

By:	/s/ Hiroki Totoki
Name:	Hiroki Totoki
Title:	Executive Deputy President and
Chief Financial Officer